MMC Norilsk Nickel

07021464

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

February 26, 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. ~~82-3467~~)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated February 22, 2007: $450,000,000 Revolving Credit Facility for OJSC "MMC "Norilsk Nickel"

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED

MAR 07 2007

THOMSON
FINANCIAL

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

3/5

NORILSK NICKEL

22.02.2007

$450,000,000 Revolving Credit Facility for OJSC "MMC "Norilsk Nickel"

On February 22, 2007 OJSC "MMC "Norilsk Nickel" ("Norilsk Nickel" or the "Company") and a group of western financial institutions signed a $ 450 million loan facility agreement.

The facility was arranged, fully underwritten and syndicated by Barclays Capital (the investment banking division of Barclays Bank PLC), ING Bank N.V and Société Générale Corporate and Investment Banking. Société Générale is also acting as Facility Agent and Documentation Agent. The loan syndication was heavily oversubscribed and Norilsk Nickel elected to increase the facility size to $450 million from the original launch amount of $300 million.

This transaction represents a benchmark deal on the Russian syndicated loan market in terms of tenor and pricing. It is the first 5 year, unsecured revolving credit facility with a bullet repayment for a Russian borrower. The Company pays a margin of 42.5bps over Libor in the first 3 years, increasing to 50bps for years 4 and 5.

The Company's Chief Financial Officer Igor Komarov said: "Despite very aggressive terms and conditions of this new credit facility, the syndication success reflects the unique position of Norilsk Nickel in the metals & mining industry underpinned by strong financial profile, clear and transparent corporate strategy, the availability of exceptional resource base, as well as its leadership on the global markets of nickel, palladium, platinum and copper".

Norilsk Nickel is the world's leading producer of nickel and palladium, one of the largest producers of platinum and one of the top ten producers of copper in the world. For the full year of 2005, Norilsk Nickel recorded revenues of $7.2 billion with strong EBITDA margin and cash flow generation. In the first half of 2006, Norilsk Nickel's revenues reached $4.2 billion. The company is rated Baa2 by Moody's Investors Service and BBB- by Standard & Poor's and Fitch Ratings.

The following banks joined the transaction:

Bookrunners/ Mandated Lead Arrangers: Barclays, ING, Société Générale Corporate and Investment Banking

Mandated Lead Arrangers: Bayerische Hypo-und Vereinsbank AG, CALYON, Citigroup, Commerzbank AG, Mizuho Corporate Bank Ltd, The Bank of Tokyo-Mitsubishi UFJ, Ltd, Sumitomo Mitsui Banking Corporation Europe Limited.

Co-Arrangers: BNP Paribas SA, DekaBank Deutsche Girozentrale Luxembourg SA, DZ Bank AG, Intesa Sanpaolo Group, Natixis.

For further information please contact:
Sergey P. Gryaznykh
Head of Treasury Department
Phone +7 (495) 797 8255

Artem Pozdnyakov

Head of Corporate Finance
• Phone +7 (495) 787 7645

END